VIA EDGAR AND E-MAIL

February 28, 2022

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Business Corporation Brookfield Business Partners L.P.

Registration Statement on Form F-1
File Nos. 333-258347, 333-258347-01

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Business Corporation and Brookfield Business Partners L.P. hereby respectfully request that the effectiveness of the above referenced joint registration statement on Form F-1, File Nos. 333-258347 and 333-258347-01, as amended, be accelerated by the Commission so that it may become effective at 4 P.M. Eastern Time on Tuesday, March 1, 2022.

If the Staff of the Commission has any questions, please contact Mile Kurta, Esq. of Torys LLP at (212) 880-6363 or mkurta@torys.com.

Sincerely,

BROOKFIELD BUSINESS CORPORATION

By:	/s/ Jaspreet Dehl
Name: Jaspreet Dehl
Title: Chief Financial Officer

BROOKFIELD BUSINESS PARTNERS L.P.
by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

[Signature Page to the Acceleration Request]